UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to

Commission File Number 1-12718

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HEALTH NET, INC.

401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEALTH NET, INC.

21650 OXNARD STREET

WOODLAND HILLS, CALIFORNIA 91367

HEALTH NET, INC.

401(k) SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Health Net, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Health Net, Inc. 401(k) Savings Plan (the ”Plan”) as of December 31, 2005 and 2004 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the foregoing table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California

June 29, 2006

HEALTH NET, INC.

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
Assets:
Investments, at fair value:
Non-interest bearing cash	$8,288	$5,989
Common stock—Health Net, Inc.	16,834,993	10,146,878
Collective investment trust funds	96,172,672	96,936,731
Mutual funds	196,552,398	168,766,820
Loans to participants	6,619,847	6,479,917

Total investments	316,188,198	282,336,335

Receivables:
Employer contributions	303,609	297,241

Net assets available for plan benefits	$316,491,807	$282,633,576

See accompanying notes to financial statements.

HEALTH NET, INC.

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

YEAR ENDED DECEMBER 31, 2005

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$24,373,981
Interest	2,040,757
Dividends	3,501,921

Net investment income	29,916,659

Contributions:
Participant	31,262,703
Employer	9,711,728

40,974,431

Total additions	70,891,090

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(37,032,859)

Net increase during the year	33,858,231
Net assets available for plan benefits:
Beginning of year	282,633,576

End of year	$316,491,807

See accompanying notes to financial statements.

HEALTH NET, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004,

AND FOR THE YEAR ENDED DECEMBER 31, 2005

1.	DESCRIPTION OF PLAN

The Health Net, Inc. 401(k) Savings Plan (the “Plan”) enables participants to save for retirement through voluntary contributions and invest in an array of funds. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan’s Summary Plan Description (the “Plan Description”) for more complete information.

General—The Plan is a defined contribution plan covering substantially all associates of Health Net, Inc. (the “Company”). Associates who are scheduled to work at least 20 hours per week or perform 1,000 hours of service per year are eligible to participate in the Plan as soon as administratively practicable following their date of hire, rehire or transfer to an eligible status. The Compensation Committee of the Board of Directors of the Company controls and manages the operations and administration of the Plan. Pursuant to the terms of the Plan, a Compensation and Benefits Committee comprised of management of the Company has been established to administer the Plan. Putnam Fiduciary Trust Company (“Putnam”) was the trustee and recordkeeper of the Plan until 2004. In 2004, Putnam merged its retirement plan services with Mercer HR Services’ benefits and human resources practice and, effective January 1, 2005 changed its name to Mercer HR Services. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Company is the sponsor (the “Plan Sponsor”) and administrator (the “Plan Administrator”) of the Plan.

Contributions—During 2005, each eligible participant could elect a pretax contribution rate from 1 percent to 17 percent of their compensation, subject to the annual cap on elective deferrals set by the Internal Revenue Code (the “IRC”). The Company makes a 50 percent matching contribution on such contributions up to 6 percent of eligible compensation. The Company may also make discretionary and profit sharing contributions. During the 2005 plan year, the Company did not make any such discretionary or profit sharing contributions.

Eligibility and Vesting—All associates of the Company and certain subsidiaries who are not covered by a collective bargaining agreement and who have met specified service requirements are eligible to participate in the Plan. All participants are immediately 100 percent vested in their own pretax contributions plus any investment earnings thereon. Vesting in employer contributions and any corresponding investment earnings is based on years of service. A participant is 25 percent vested after one year of service, 50 percent vested after two years of service and 100 percent vested after three years of service. An associate is credited with years of service under the elapsed time method, set forth in Treasury Regulation S1.410(a)-7, which takes into account the period of time that elapses while an associate is employed by the Company and certain of its affiliates.

In addition, all participants who have attained the age of 55, or who die or become disabled, become 100 percent vested in employer contributions and investment earnings thereon made on their behalf.

Investment Options—Participants can direct their contributions into one or more mutual funds that have been selected as investment options for plan participants as well as the common stock of the Company. The common stock of the Company is available to all participants except those whose compensation is determined by the Compensation Committee of the Board of Directors of the Company.

Benefits—Benefits are distributable from plan assets upon death, disability, attainment of age 59 1/2, termination of employment, termination of the Plan or in certain cases of hardship. Benefits distributable are based upon the participant’s vested share of plan assets. After termination of employment and on the earlier of distribution or a 5-year break in service, the unvested portion of employer contributions and investment earnings thereon is forfeited by the participant and can be used to reduce future employer contributions.

Forfeited Accounts—As of December 31, 2005 and 2004, forfeited nonvested accounts totaled $1,438,381 and $1,448,509, respectively. These amounts are used to reduce future employer contributions in the years following the forfeiture accruals. For the year ended 2005, employer contributions were reduced by $584,053 due to forfeited nonvested accounts.

Participant Loans—A participant may borrow up to one-half of the value of the vested portion of his or her account in the form of a loan with a minimum principal of $1,000 up to a maximum of $50,000. Loans bear interest at the prime rate as quoted in the Wall Street Journal as of the last business day of each month and generally must be repaid within five years. The weighted average interest rate for loans outstanding as of December 31, 2005 was 5.86 percent. Principal and interest are paid ratably through payroll deductions.

Allocation of Earnings—Earnings of each investment fund are allocated on a daily basis to that fund’s participants in proportion to each participant’s share of fund assets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments—Investments are stated at their fair market value measured by quoted market prices or the quoted market prices of the underlying investments. Net appreciation or depreciation in the fair value of investments includes net unrealized market appreciation and depreciation of investments and net realized gains and losses on the sale of investments during the period, and is net of investment expenses. Investment income includes dividends and interest paid on the Plan’s investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds and collective investment trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Distributions of Benefits to Participants—Benefits are recorded when paid. Net assets available for plan benefits as of December 31, 2005 and 2004 did not include any amounts payable to participants who have withdrawn from the Plan but have not yet been paid their vested benefits.

Administrative Expenses—Certain administrative expenses of the Plan are paid either by the Plan or by the Plan Sponsor as provided in the Plan Description. For the year ended December 31, 2005, there were no administrative expenses paid by the Plan.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.	INVESTMENTS

The Plan’s investments that represent five percent or more of the Plan’s net assets available for plan benefits as of December 31, 2005 and 2004 are as follows:

	2005	2004
Common stock—Health Net, Inc.	$16,834,993	$—
Davis New York Venture Fund	44,793,768	41,538,624
Europacific Growth Fund	34,184,766	26,568,577
Franklin Small-Mid Cap Growth Fund	41,601,604	36,856,267
PIMCO Total Return Fund	18,994,812	17,355,438
Putnam S&P 500 Index Fund	56,357,282	58,621,968
Putnam Stable Value Fund	38,457,077	37,634,497
Retirement Manager Custom Balanced Fund	27,887,380	26,807,289

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stock—Health Net, Inc.	$7,577,945
Collective investment trust funds	2,506,887
Mutual funds	14,289,149

Net appreciation	$24,373,981

4.	INCOME TAXES

The Plan obtained a favorable determination letter dated May 5, 2004, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the IRC. The Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

5.	PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds and collective investment trust funds issued by Putnam Investments, LLC, which is a subsidiary of Marsh & McLennan companies. Mercer HR Services, which is also a subsidiary of Marsh & McLennan companies, is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. In addition, transactions in the Company’s common stock, which is offered to certain participants as a plan investment option, qualify as party-in-interest transactions. However, such transactions are exempt from the prohibited transaction rules of ERISA and the IRC.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their account.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements as of December 31, 2005 and 2004 to the Form 5500:

	2005	2004
Net assets available for plan benefits per the financial statements	$316,491,807	$282,633,576
Employer contributions receivable	(303,609)	(297,241)

Net assets per the Form 5500	$316,188,198	$282,336,335

The following is a reconciliation of contributions received from employers and participants per the financial statements for the year ended December 31, 2005 to the Form 5500:

Contributions per the financial statements	$40,974,431
Add: Employer contributions receivable at December 31, 2004	297,241
Less: Employer contributions receivable at December 31, 2005	(303,609)

Total contributions per the Form 5500	$40,968,063

8.	RISKS AND UNCERTAINTIES

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

9.	SUBSEQUENT EVENT

Effective January 1, 2006, the Company amended the Plan to increase the salary deferral contribution limit from 17 percent to 30 percent, subject to the annual cap on elective deferrals set by the IRC and to change the Company’s matching contribution. Effective January 1, 2006, the Company makes a 100 percent matching contribution on each eligible participant’s pretax contributions up to 3 percent of eligible compensation and a 50 percent matching contribution on the next 2 percent of each participant’s contributions to the Plan. Company matching contributions made on or after January 1, 2006 are 100 percent vested.

*  *  *  *  *  *

SUPPLEMENTAL SCHEDULE

HEALTH NET, INC.

401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment (Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value)	(e) Current Value
	American Funds	Europacific Growth Fund	$34,184,766
	American Funds	American Balanced Fund	2,840,138
	Davis Distributors, LLC	Davis New York Venture Fund	44,793,768
	Evergreen	Small Cap Value Fund	8,182,783
	Templeton Franklin Investments Services	Franklin Small-Mid Cap Growth Fund	41,601,604
	PIMCO Funds Distributors LLC	PIMCO Total Return Fund	18,994,812
	PIMCO Funds Distributors LLC	Allianz RCM Large Cap Growth Fund	6,961,455
*	Putnam Investments, LLC	Putnam S&P 500 Index Fund	56,357,282
*	Putnam Investments, LLC	Putnam Stable Value Fund	38,457,077
*	Putnam Investments, LLC	Retirement Manager Custom Balanced Fund	27,887,380
	SEI	Stable Asset Fund	1,358,313
	Undiscovered Managers	Small Cap Growth Fund	3,797,941
*	Putnam Investments, LLC	Pending cash fund	8,288
	Vanguard	500 Index Fund	7,307,751
*	Health Net, Inc.	Company common stock	16,834,993
*	Participant loans	Loans to participants are secured by participant’s account, have terms generally of up to five years, and bear interest at the prime rate as quoted in the Wall Street Journal of 5.86% on a weighted average basis as of December 31, 2005.	6,619,847

	Total investments		$316,188,198

*	Investment held by a permitted party-in-interest.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HEALTH NET, INC. 401(k) SAVINGS PLAN

June 29, 2006	/s/ ANTHONY S. PISZEL
Anthony S. Piszel

Executive Vice President and Chief Financial Officer of

Health Net, Inc. (the Plan’s sponsor) and Member of the

Health Net, Inc. Compensation and Benefits Committee

(the Plan’s Administrative Committee)

EXHIBIT INDEX

23.1	Consent of Deloitte & Touche LLP